
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2013

<u>Via E-mail</u>
Jeffrey Lang
Chief Executive Officer
CECO Environmental Corp.
4625 Red Bank Road, Suite 200
Cincinnati, Ohio 45227

> **Re: CECO Environmental Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 3, 2013**
> **File No. 333-188797**

Dear Mr. Lang:

   We have reviewed your amendment and your letter dated July 3, 2013, and we have the following comments.

<u>Amendment No. 1 to Registration Statement on Form S-4</u>

<u>What Will Happen in the Mergers, page 16</u>

1. We note your response to comment eight of our letter dated June 19, 2013. However, the 40% continuity of interest test you describe appears to be applied to the first merger. It is unclear how the second merger helps the transactions qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Please revise to explain this more clearly.

<u>Composition of the CECO Board of Directors and Management after Closing of the Mergers, page 83</u>

2. Please identify each person who will serve as a director or an executive officer of CECO after the transaction, regardless of whether they currently hold positions with CECO or Met-Pro.

<u>Reasons for the Mergers, page 56</u>

3. We note your response to our comment 37 that the board doesn't consider the qualification of the Mergers as tax-free as necessary. Please clarify whether this means that the board doesn't believe the qualification is necessary to William Blair's opinion, or whether the board believes the qualification is not necessary to its own decision to approve the transaction. If the former, please elaborate on the basis for its belief, since

William Blair did explicitly include the assumption that the Mergers would qualify as tax-free.

Opinion of Financial Advisor to Met-Pro, page 59

4. Given the uncertainty of the tax treatment of the Mergers, please explain why William Blair assumed that the transaction would be tax-free, including whether you provided William Blair with any instruction as to whether or not to make this assumption. Please see Item 1015(a)(6) of Regulation M-A.

Met-Pro Financial Projections, page 79

5. Please revise your disclosures on pages 79 and 80 to briefly describe how management for each company calculated "Adjusted EBITDA".

Treatment of Equity Awards, page 80

6. We note your disclosure that Met-Pro officers will receive $2,974,153 of value in connection with their options, and directors will receive $920,661 of value in connection with options and RSUs. Please clarify what other benefits and payments the officers and directors will receive that will result in the aggregate approximate value of $7,682,170, which you cite in this section.

Material United States Federal Income Tax Consequences, page 94

7. Please revise the first sentence of this section to confirm that the discussion constitutes counsels' opinions. As drafted, counsel appears to opine on the quality of the discussion. This comment also applies to the statements in the opinions filed as exhibits 8.1 and 8.2 that disclosure in the registration statement is "an accurate description of the principal relevant United States Federal income tax consequences in all material respects." Please see Sections III.B.2. and C.2. of Staff Legal Bulletin 19.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 124

4. Pro Forma Adjustments, page 138

8. We note your response to comment 58 from our letter dated June 19, 2013. Your disclosures regarding adjustments J and K indicate that these adjustments are based upon expectations and/or assumptions. As a result, these adjustments may not be factually supportable. While we believe it is important to disclose in a footnote to the pro forma statements of income the nature and terms of your contingent consideration agreements, we do not believe that pro forma adjustments to the statements of income for these agreements would be appropriate, unless you are able to demonstrate that they are

factually supportable. Please revise your pro forma financial statements and disclosures accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

9. We note your response to comment 59 from our letter dated June 19, 2013. Please disclose in the note to adjustment O whether the interest rate used is the weighted average rate during each period presented or the rate as of a given date.

Proxy Statement filed April 12, 2013

Executive Compensation, page 13

2012 Executive Incentive Bonuses and Cash Bonuses, page 16

10. We note your disclosure that Mr. Lang is entitled, under his Employment Agreement, to an incentive cash bonus of up to 100%. It appears that Mr. Lang's bonus in 2011 was more than 100% of his base salary. Please tell us supplementally, with a view toward disclosure in future filings, if necessary, the basis for this discrepancy.

11. We note that in 2012 Mr. Flaherty was granted twice as many options as the other directors. In future filings, please include a footnote explaining any disparities in director compensation.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Kathryn Erickson, Via E-mail
    Leslie J. Weiss, Via E-mail